UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.  )

Pinnacle Entertainment, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

723456109
(CUSIP Number)

November 1, 2011
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		Rule 13d-1(b)		[x ]

		Rule 13d-1(cc)		[  ]

		Rule 12d-1(d)		[  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


723456109
CUSIP NO.

1.	Name of Reporting Person:	Daruma Asset Management, Inc.

I.R.S. Identification Nos. of above
	persons (entities only):	 13-3831899

2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)
(a) [ ]
(b) [x]

3.	SEC Use Only


4.	Citizenship or Place of Organization	New York


Number of 	5. Sole Voting Power		0
Shares Bene-	6. Shared Voting Power		1,827,490 (See Item 4)
Ficially by	7. Sole Dispositive Power	0
Owned by Each	8. Shared Dispositive Power     3,808,054 (See Item 4)
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person 3,808,054 (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes
 Certain Shares	[  ]

11. Percent of Class Represented by Amount in Row (9) 	6.1% (See Item 4)

12. Type of Reporting Person (See Instructions)		IA




1.Name of Reporting Person:	Mariko O. Gordon

I.R.S. Identification Nos.
of above persons	 (entities only):


2.Check the Appropriate Box if a Member of a Group
(See Instructions)
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of 	5. Sole Voting Power		0
Shares Bene-	6. Shared Voting Power		1,827,490 (See Item 4)
Ficially by	7. Sole Dispositive Power	0
Owned by Each	8. Shared Dispositive Power     3,808,054 (See Item 4)
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  3,808,054  (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares	[  ]

11. Percent of Class Represented by Amount in Row (9) 6.1% (See Item 4)

12. Type of Reporting Person (See Instructions)		HC



Item 1
 (a)	Name of Issuer

		Pinnacle Entertainment, Inc.
 (b)	Address of Issuer's Executive Offices:
		8918 Spanish Ridge Avenue
		Las Vegas, NV 89148

Item 2

(a)	Name of Person Filing

	(i)	Daruma Asset Management, Inc.
	(ii)	Mariko O. Gordon

(b)	Address of Principal Office

	(i) & (ii):	80 West 40th Street, 9th Floor
			New York, NY 10018

 (c)	Citizenship:	(i) New York	(ii) U.S.A.

 (d)	Title of Class of Securities:	Common Stock

 (e)	CUSIP Number:	723456109

Item 3. If this Statement is filed pursuant to Sec.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:

  (i) Daruma Asset Management, Inc.:
      (d) An Investment Adviser in accordance with Sec.240.13d-1(b)(1)(ii)(E)

  (ii) Mariko O. Gordon:
      (g) A control person in accordance with Sec.240.13d-1(ii)(G)

Item 4: Ownership:

The securities covered by this statement are held in the accounts of private investment vehicles and managed accounts advised by Daruma Asset Management, Inc. ("Daruma"). The investment advisory contracts relating to such accounts grant to Daruma investment power and may also grant voting power over the securities owned by such accounts. Therefore Daruma may be deemed to be the beneficial owner of the securities covered by this statement for purposes of Rule 13d-3 ("Rule 13d-3") under the Securities Act of 1934 (the "1934 Act").

Mariko O. Gordon (the "Principal Shareholder") owns in excess of 50% of the outstanding voting stock and is the CEO of Daruma. Therefore the Principal Shareholder may be deemed to be the beneficial owner of securities held by persons and entities advised by Daruma for purposes of Rule 13d-3 and to share investment and voting power with Daruma.

Each of Daruma and the Principal Shareholder disclaim beneficial ownership in any of the securities covered by this statement. The shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Daruma is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

(a) Amount beneficially owned:	3,808,054 (See Item 4)

(b) Percent of Class:	6.1% (See Item 4)

(c) Powers						Number of Shares

(i)    Sole power to vote or to direct the vote: 	 0
(ii)   Shared power to vote or to direct the vote:	 1,827,490 (See above)
(iii)  Sole power to dispose or to direct disposition: 	 0
(iv)   Shared power to dispose or to direct disposition: 3,808,054 (See above)

Item 5. Ownership of 5% or less of a class

	Not applicable

Item 6. Ownership of more than 5% on behalf of Another Person:

The 3,808,054 common shares of Pinnacle Entertainment, Inc. deemed to be beneficially owned by Daruma Asset Management, Inc. and Miriko O. Gordon are held in the accounts of private investment vehicles and managed accounts advised by Daruma Asset Management, Inc.

Item 7.	Identification and Classification of the Subsidiary which
acquired the Security being reported on by the ultimate parent company.

	Not applicable

Item 8.	Identification and Classification of Members of the Group.

	Not applicable

Item 9.	Notice of Dissolution of Group

	Not applicable


Item 10.	Certification

By signing below, we certify to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This report shall not be construed as an admission by the persons filing the report that they are beneficial owners of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2011




DARUMA ASSET MANAGEMENT, INC.





	/s/Veronica T. Stork
By:	Veronica T. Stork
	Chief Compliance Officer




	/s/Mariko O. Gordon
	Mariko O. Gordon, CFA
By:	CEO